# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sleep Number Corp, CIK 0000827187
CUSIP: 83125X103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001167557-26-000117
Filed by CIK 0001167557

## Reporting persons
- AQR Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 549,715; sole dispositive power 0; shared dispositive power 549,715; aggregate amount beneficially owned 549,715 (2.38% of the class)
- AQR Capital Management Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 549,715; sole dispositive power 0; shared dispositive power 549,715; aggregate amount beneficially owned 549,715 (2.38% of the class)
- AQR Capital Management II, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 191,171; sole dispositive power 0; shared dispositive power 191,171; aggregate amount beneficially owned 191,171 (0.83% of the class)
  Comment: The shares reported herein are held directly by one or more investment funds for which AQR Capital Management II, LLC serves as managing member. AQR Capital Management II, LLC may be deemed to beneficially own such securities by virtue of its authority with respect to the voting and disposition of such securities.

## Item 1. Issuer
Name of issuer: Sleep Number Corp
Address of issuer's principal executive offices:
1001 THIRD AVENUE SOUTH, MINNEAPOLIS, MINNESOTA
55404

## Item 2. Person Filing
Name of person filing:
AQR Capital Management, LLC

AQR Capital Management Holdings, LLC

AQR Capital Management II, LLC
Address of principal business office or, if none, residence:
ONE GREENWICH PLAZA
SUITE 130
Greenwich, Connecticut
06830
Citizenship:
AQR Capital Management, LLC - UNITED STATES

AQR Capital Management Holdings, LLC - UNITED STATES

AQR Capital Management II, LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 549,715
Percent of class: 2.38
Sole power to vote or to direct the vote:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Capital Management II, LLC - 0
Shared power to vote or to direct the vote:
AQR Capital Management, LLC - 549,715

AQR Capital Management Holdings, LLC - 549,715

AQR Capital Management II, LLC - 191,171
Sole power to dispose or to direct the disposition:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Capital Management II, LLC - 0
Shared power to dispose or to direct the disposition:
AQR Capital Management, LLC - 549,715

AQR Capital Management Holdings, LLC - 549,715

AQR Capital Management II, LLC - 191,171

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
AQR Capital Management Holdings, LLC, AQR Capital Management, LLC, and AQR Capital Management II, LLC hereby agree that this Schedule 13G is filed on behalf of each of the parties.

AQR Capital Management, LLC and AQR Capital Management II, LLC are wholly owned subsidiaries of AQR Capital Management Holdings, LLC.

## Signatures
- AQR Capital Management, LLC: Henry Parkin, Authorized Signatory (08/11/2026)
- AQR Capital Management Holdings, LLC: Henry Parkin, Authorized Signatory (08/11/2026)
- AQR Capital Management II, LLC: Henry Parkin, Authorized Signatory (08/11/2026)